Exhibit 99.1

Maris-Tech Expands Asia-Pacific Reach with New Distribution Agreement in Singapore

Distribution Agreement with Precision Technologies Strengthens Presence in Key Defense and Security Markets

Rehovot, Israel, July 01, 2025 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a global leader in video and artificial intelligence (“AI”)- based edge computing technology, today announced that it has entered into a distribution agreement with Precision Technologies Pte Ltd. (“Precision Technologies”), a leading Singapore-based supplier of cutting-edge defense and security solutions.

The agreement marks an important milestone for Maris-Tech as it continues to expand its global footprint by strengthening its presence in the Asia-Pacific region. Under the terms of the agreement, Precision Technologies will promote and distribute the Company’s full range of video-based edge AI computing solutions, serving key markets including defense, homeland security, aerospace, and commercial sectors throughout Singapore.

“Collaborating with a respected and established player like Precision Technologies is an important milestone for Maris-Tech,” said Israel Bar, Chief Executive Officer of Maris-Tech. “The Asia-Pacific region is a key growth area, and we believe that this collaboration represents a strong vote of confidence in our technology and products. We believe that customers in this region will greatly benefit from our advanced solutions for AI-powered video intelligence and edge computing.”

About Maris-Tech Ltd.

Maris-Tech is a global leader in video and AI-based edge computing technology, pioneering intelligent video transmission solutions that conquer complex encoding-decoding challenges. Our miniature, lightweight, and low-power products deliver high-performance capabilities, including raw data processing, seamless transfer, advanced image processing, and AI-driven analytics. Founded by Israeli technology sector veterans, Maris-Tech serves leading manufacturers worldwide in defense, aerospace, Intelligence gathering, homeland security (HLS), and communication industries. We’re pushing the boundaries of video transmission and edge computing, driving innovation in mission-critical applications across commercial and defense sectors.

For more information, visit https://www.maris-tech.com/

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it is discussing the Company’s growth strategy and presence in the Asia-Pacific region; potential benefits of the collaboration between the Company and Precision Technologies; and that customers in the Asia-Pacific region will greatly benefit from the Company’s advanced solutions for AI-powered video intelligence and edge computing. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: its ability to successfully market its products and services, including in the United States; the acceptance of its products and services by customers; its continued ability to pay operating costs and ability to meet demand for its products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; its ability to successfully develop new products and services; its success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; its ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025, and its other filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com